SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
In the Matter of
Cinergy Corp. et al.
File No.  70-9015
(Public Utility Holding Company
Act of 1935)                  CERTIFICATE
                              OF
                              NOTIFICATION

     With reference to the transactions proposed in the Application-Declaration on Form U-1, as amended (the "Application"), in the above proceeding filed by Cinergy Corp. ("Cinergy") and certain of its subsidiary companies - namely, Cinergy Services, Inc. ("Cinergy Services"), Cinergy Investments, Inc. ("Cinergy Investments"), The Cincinnati Gas & Electric Company ("CG&E"), PSI Energy, Inc. ("PSI"), The Union Light, Heat and Power Company ("ULH&P"), Lawrenceburg Gas Company ("Lawrenceburg"), The West Harrison Gas and Electric Company ("West Harrison"), Miami Power Corp. ("Miami"), Tri-State Improvement Company ("Tri-State") and KO Transmission Company ("KO"; and, together with Cinergy and the aforementioned associate companies, the "Applicants") - and the Commission's order dated May 30, 1997 with respect thereto (Rel. No. 35-26723), Cinergy Services, on behalf of itself and the other Applicants, notifies the Commission that:
1. The following lists the maximum principal amount of external short-term borrowings - i.e., bank borrowings and/or commercial paper - at any time outstanding during the calendar quarter ended March 31, 1998
    ("First Quarter 1998") for the following companies: (a) CG&E - $146.5 million; (b) PSI - $230 million; (c) ULH&P - $0; (d) Lawrenceburg - $0; (e) West Harrison - $0; (f) Miami - $0; (g) Tri-State - $0; (h) KO - $0; and (i) Cinergy Services - $0.

2. With respect to the operation of the Cinergy system money pool during the First Quarter 1998: (a) the average annual interest rate applicable to borrowings by participating companies was 5.74%; (b) the maximum principal amount of money pool borrowings incurred by the respective Applicants and outstanding at any time during the First Quarter 1998 was as follows: (i) CG&E - $17.5 million, (ii) PSI - $101.3 million, (iii) ULH&P - $30.1 million, (iv) Lawrenceburg - $0.9 million, (v) West Harrison - $10,000, (vi) Miami - $0, (vii) Tri-State
    - $0, (viii) KO - $0, and (ix) Cinergy Services - $52.7 million; and
    (c) the maximum principal amount of funds loaned through the money pool by the respective Applicants and outstanding at any time during the First Quarter 1998 was as follows: (i) Cinergy - $14.8 million,
    (ii) CG&E - $133.4 million, (iii) PSI - $43 million, (iv) ULH&P - $0,
    (v) Lawrenceburg - $0, (vi) West Harrison - $0, (vii) Miami - $0,
    (viii) Tri-State - $0, (ix) KO - $0, and (x) Cinergy Services - $0.

3. During the First Quarter 1998, Cinergy issued 9 guarantees totaling approximately $28.6 million. Cinergy Investments issued no new guarantees during the quarter. At the end of the First Quarter 1998, Cinergy and Cinergy Investments had guarantees outstanding totaling approximately $62.1 million and $10 million, respectively.


                            S I G N A T U R E
    Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Date:       May 12, 1998
                                       CINERGY SERVICES, INC.
                                       By: /s/ William L. Sheafer
                                     Vice President and Treasurer